Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-5694
sking@eastman.com

July 1, 2013
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Melissa N. Rocha, Senior Assistant Chief Accountant
Ernest Greene, Staff Accountant

Re:	Eastman Chemical Company
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-12626

Dear Ms. Rocha and Mr. Greene:
Eastman Chemical Company (the “Company”) is in receipt of the comment of the staff of the Division of Corporation Finance (the “Staff”) addressed to Curtis E. Espeland, Chief Financial Officer of the Company, dated June 17, 2013, with respect to the above-referenced filing (the “Form 10-K”). In that letter, the Staff has asked the Company to respond to the comment by July 1, 2013. As indicated in Brian L. Henry's (the Company's in-house attorney responsible for securities and disclosure matters) voice message to Mr. Greene on June 28, 2013, we expect to respond to the comment of the Staff not later than July 12, 2013.
Please contact me at the above telephone number or e-mail address, or Brian Henry at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail), if you have questions or comments prior to our submission of the Company's response to the Staff's comment to the Form 10-K.
Sincerely,

/s/ Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Securities and Exchange Commission
July 1, 2013

Enclosures
cc: Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Brian L. Henry, Senior Counsel, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day